Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

4 April 2006

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited
A.B.N. 45 066 383 97

RELEASE

SE GOBE-13 Well Begins Drilling

Cue is pleased to announce that the SE Gobe -13 well began drilling on the 30th March 2006. At 6am on the 4th of April, the well was drilling ahead in 17.5 inch hole at 180 metres measured depth.

SE Gobe -13 is located within the SE Gobe unit in the south east extension of the SE Gobe oil field and is a follow up to the successful SEG -11 and SEG -12 wells.

The deviated well is expected to take 35 days to reach a total depth of 2200 metres measured depth (2160 metres vertical depth).

Participants in the SE Gobe unit are:

AGL Gas Developments (PNG) Pty Limited	27.35%
Oil Search (PNG) Limited	25.55% (Operator)
Southern Highlands Petroleum Co Ltd	23.69%
Barracuda Limited (Santos)	9.39%
Ampolex (Highlands) Limited	5.95%
Cue PNG Oil Company Pty Ltd	3.29%
Merlin Petroleum Company Limited	2.78%
Petroleum Resources Gobe Limited	2.00%

A map is attached.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

4 April 2006

Papua New Guinea
Top Upper Iagifu Structure Map
SE Gobe Field

Cue Energy Resources Limited



SEG Unit
Well pad location
Well reservoir intersection
Proposed development well
PDL4
PDL3
PPL 219
PDL4
Gobe-7X ST1
SE Gobe-9 ST1
SE Gobe-10
SE Gobe-5
SE Gobe 13
SE Gobe 14
-1900
-1800
-1700
-1600
-1500
-1400
-1300
0
2
KILOMETRES
After Oil Search Limited